TRANSGLOBE ENERGY CORPORATION

Annual Meeting of Shareholders
of TransGlobe Energy Corporation ("TransGlobe")

May 7, 2008

REPORT IN RESPECT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations Section 11.3

MATTERS VOTED UPON

		Outcome of	Votes For	Votes Against
	Description of Matter	Vote	(ballots only)	(ballots only)
1.	Ordinary resolution to approve fixing the number of directors of TransGlobe at six	Resolution approved	N/A	N/A

2.	Ordinary resolution to approve the election of the six nominees to serve as directors of TransGlobe for the ensuing year, or until their successors are duly elected or appointed, as described in the information circular of TransGlobe prepared for the Meeting	Resolution approved	N/A	N/A

3.	Ordinary resolution to approve the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of TransGlobe for the ensuing year and to authorize the directors of TransGlobe to fix their remuneration as such	Resolution approved	N/A	N/A

4.	Ordinary resolution of shareholders of the Company to approve TransGlobe's new shareholder rights plan, as set out in the Information Circular	Resolution approved	68%	32%